Exhibit 99.1

NR-16-05

*Not for release in the United States*

GOLD RESERVE INC. ANNOUNCES PROPOSED PRIVATE PLACEMENT

SPOKANE, WASHINGTON, March 9, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) announces that it plans, subject to the approval of the TSX Venture Exchange (the “TSXV”), a non-brokered private placement with certain arm’s length investors for gross proceeds of up to US $38,000,000 (the “Private Placement”). Pursuant to the Private Placement the Company will issue up to 9,500,000 Class A common shares (“Shares”) at a price of US $4.00 per Share. The proceeds will be used by the Company for general working capital purposes. Further to seeking the approval of the TSXV to complete the Private Placement subject to certain standard conditions, the Company announces that it is diligently working to conclude and execute the documentation required to affect the Private Placement, including waivers from its current noteholders of any right to participate in the Private Placement.

No commission or finder’s fee will be paid in connection with the Private Placement. The Shares will be offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and will be subject to a hold period in Canada of four months and a day from their date of issuance.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The securities to be offered have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future, including statements related to the expected completion of the Private Placement. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the failure by the Company to obtain the approval of the TSXV to the proposed Private Placement in a timely manner, the risk that the Company and the proposed investors may not be able to reach agreement on the definitive documentation necessary to complete the proposed Private Placement, the risk that the Company may not receive waivers from its noteholders and the risk that the closing of the proposed Private Placement described herein may take longer than currently anticipated or be on terms different than those described herein.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the United States Securities and Exchange commission and applicable Canadian provincial and territorial securities legislation.

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."